Exhibit 99.11

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 781 261 540 euros
542 051 180 R.C.S. Nanterre

www.total.com

FOR IMMEDIATE RELEASE

Kazakhstan: Hydrocarbon discoveries on Aktote
and Kashagan SouthWest

Paris, November 25, 2003 — Total announces the discovery of hydrocarbons with the successful completion of the offshore exploration wells on Aktote and Kashagan SouthWest prospects. The wells are located in the Kazakhstan sector of the Caspian Sea and are adjacent to the giant Kashagan field that was declared a commercial discovery in June 2002.

The Aktote-1 well was drilled from an artificial island to a total depth of 4,267 metres. The well was tested under restricted flow conditions at a rate of 1,550 barrels per day.

The Kashagan SouthWest-1 well was drilled to a total depth of 5,875 metres. The well was tested at a rate of 2,200 barrels per day.

An evaluation is currently underway to determine the potential of these discoveries.

The Aktote and Kashagan SouthWest discoveries are located on the blocks attributed to the consortium holding a production sharing contract in the northern area of the Caspian Sea (Total 20.37%*).

* Upon completion of the sale of BG International’s interest.

Total is a partner in the association operated by Agip KCO that groups six international companies: Eni, ExxonMobil, Shell, Total, ConocoPhillips and Inpex, after BG’s exit.

* * * * *

Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals through its chemicals branch, Atofina. Total has 121,500 employees worldwide. More information can be found on the company’s website: www.total.com